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MCN ENERGY GROUP INC. AND SUBSIDIARIES                             EXHIBIT 12-1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

                                                       TWELVE MONTHS              TWELVE MONTHS                TWELVE MONTHS
                                                           ENDED                      ENDED                        ENDED
                                                       MARCH 31, 1997           DECEMBER 31, 1996            DECEMBER 31, 1995
                                                       --------------           -----------------            ------------------
  EARNINGS AS DEFINED (1) (5)
  Pre-tax income (2)                                         $135,381                       $146,607                  $128,997
  Fixed charges (3)                                           105,673                         99,944                    72,895
                                                             --------                       --------                  --------
       Earnings as defined                                   $241,054                       $246,551                  $201,892
                                                             ========                       ========                  ========
  FIXED CHARGES AS DEFINED (1) (4) (5)
  Interest, expensed                                          $81,253                        $77,781                   $57,675
  Interest, capitalized                                        15,501                         13,235                     7,926
  Amortization of debt discounts, premium
       and expense                                              2,384                          2,217                     1,641
  Interest implicit in rentals                                  2,313                          2,339                     2,325
  Preferred securities dividend requirements
       of subsidiaries                                         14,248                         12,390                     9,699
                                                             --------                       --------                  --------
       Fixed charges as defined                              $115,699                       $107,962                   $79,266
                                                             ========                       ========                  ========
  Ratio of Earnings to Fixed Charges                             2.08                           2.28                      2.55
                                                             ========                       ========                  ========
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(1) Earnings and fixed charges are defined and computed in accordance with Item
    503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN and its majority-owned subsidiaries, (b) MCN's share of pre- tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies and the preferred securities dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income.

(4) Fixed charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries, increased to reflect the pre-tax earnings requirement for MichCon.

(5) In June 1996, MCN completed the sale of The Genix Group, its computer operations subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.